

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Brandon Hetzel
Chief Financial Officer
Sunrise Realty Trust, Inc.
525 Okeechobee Blvd, Suite 1650
West Palm Beach, FL 33401

>   **Re: Sunrise Realty Trust, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12B**
>   **Filed May 20, 2024**
>   **File No. 001-41971**

Dear Brandon Hetzel:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 10, 2024 letter.

Amended Exhibit 99.1 to Amendment No. 2 to Registration Statement on Form 10-12B filed May 20, 2024

General

1.   Please provide a description of the assets within each category of assets described in the Information Statement and in your response to prior comment 3 ("Asset Categories," which, for the avoidance of doubt, include real estate assets, senior mortgage loans, mezzanine loans, whole loans, B-notes, commercial mortgage backed securities, and debt-like preferred equity securities).

2.   Your response to prior comment 3 states that certain Asset Categories will be considered Real Estate-Related Assets if they are not considered Qualifying Interests (as such terms are defined in your response to prior comment 3). Please (i) confirm whether the company intends to invest in any assets that are unrelated to real estate and (ii) provide a detailed

legal analysis for each relevant category that provides support for the position that, when such assets are not considered Qualifying Interests, they are Real Estate-Related Assets, rather than assets that are not related to real estate.

3.   With respect to the Asset Category of "Senior Mortgage Loans," please provide a detailed legal analysis supporting your position that senior mortgage loans and senior participation notes in mortgage loans should be treated as "Qualifying Interests" when the company or its subsidiary also owns a majority interest in the B-Note. Please include citations to any relevant Commission statements or other applicable precedent.

4.   With respect to the Asset Category of "B-Notes," please provide a detailed legal analysis confirming whether the B-note investments which the company intends to treat as "Qualifying Interests" will exhibit each of the following characteristics:
   • The B-Note is a participation interest in a mortgage loan that is fully secured by real property;
   • The company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that the company's returns on the B-Note are based on such payments;
   • The company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
   • The company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and
   • In the event that the loan becomes non-performing, the company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan. In your response, please address the role and appointment of the operating adviser and how that impacts the ability of the company to treat a B-Note as a Qualifying Interest under applicable Commission statements or other applicable precedent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee